Form 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July 2009

Commission File Number: 001-33623

WuXi PharmaTech (Cayman) Inc.

288 Fute Zhong Road, Waigaoqiao Free Trade Zone

Shanghai 200131

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☑             Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82- N/A

WuXi PharmaTech (Cayman) Inc.

Form 6-K

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WuXi PharmaTech (Cayman) Inc.

	By:	/s/ Edward Hu
	Name:	Edward Hu
	Title:	Chief Financial Officer

Date: July 13, 2009

Exhibit 99.1

WUXI PHARMATECH (CAYMAN) INC.

288 Fute Zhong Road

Waigaoqiao Free Trade Zone

Shanghai 200131, People’s Republic of China

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON AUGUST 7, 2009

NOTICE IS HEREBY GIVEN that on August 7, 2009, WuXi PharmaTech (Cayman) Inc. (the “Company”) will hold its annual general meeting of shareholders at the Hong Kong SkyCity Marriott Hotel, 1 Sky City Road East, Hong Kong International Airport, Lantau, Hong Kong, at 9:00 am local time for the following purposes:

1.	To consider and vote upon the nomination of incumbent directors Xuesong (Jeff) Leng, Zhaohui Zhang and Ning Zhao.

2.	To pass a special resolution to amend Article 82 of the Company’s Articles of Association such that the language “in each case, only where prior Special Resolution has been obtained.” shall be deleted from such Article.

3.	To transact any such other business that may properly come before the meeting.

You can find more information about each of these items, including the nominees for directors, in the attached proxy statement.

Voting by Holders of Ordinary Shares

A form of proxy for use at the annual general meeting is enclosed. Whether or not you expect to attend the annual general meeting in person, your shares should be represented and voted. To vote your ordinary shares, you must sign and date the enclosed form of proxy in accordance with the instructions printed on it and promptly return the form of proxy (together with any power of attorney or other authority under which it is signed) in the self-addressed envelope that we have included for your convenience. The form of proxy is to be delivered to the attention of Harry He, Legal Department, 288 Fute Zhong Road, Waigaoqiao Free Trade Zone, Shanghai 200131, People’s Republic of China as soon as possible and no later than 48 hours before the time appointed for the annual general meeting. Returning the completed form of proxy will not preclude you from attending the annual general meeting and voting in person if you so wish.

In the case of joint holders of record the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders, and for this purpose seniority shall be determined by the order in which the names stand in the Register of Members.

Voting by Holders of American Depositary Shares

Whether or not you expect to attend the annual general meeting in person, your shares should be represented and voted. If you are desirous of having JPMorgan Chase Bank, N.A. (the “Depositary”), through its Nominee or Nominees, vote or execute a proxy to vote the ordinary shares represented by your ADSs for or against the resolutions, or any of them, to be proposed at the annual general meeting, you must execute and forward to the Depositary the enclosed Voting Instruction Card. An enclosed postage paid envelope is provided for this purpose. The Voting Instruction Card must be forwarded in sufficient time to reach the Depositary as soon as possible and no later than July 31, 2009. Only the registered holders of record at the close of business on July 9, 2009 are entitled to execute the Voting Instruction Card.

By Order of the Board of Directors,

/s/ Ge Li
Ge Li
Chairman of the Board and Chief Executive Officer
July 9, 2009

Exhibit 99.2

WUXI PHARMATECH (CAYMAN) INC.

288 Fute Zhong Road

Waigaoqiao Free Trade Zone

Shanghai 200131, People’s Republic of China

PROXY STATEMENT

ANNUAL GENERAL MEETING OF SHAREHOLDERS

This proxy statement is furnished in connection with a solicitation of proxies by the Board of Directors of WuXi PharmaTech (Cayman) Inc., a company incorporated under the laws of the Cayman Islands (the “Company”), to be used at the annual meeting of shareholders to be held on August 7, 2009 at 9:00 am local time, or at any adjournment or postponement thereof. The annual general meeting will be held at the Hong Kong SkyCity Marriott Hotel, 1 Sky City Road East, Hong Kong International Airport, Lantau, Hong Kong.

Revocability of Proxies

A shareholder executing a proxy may revoke it before it is exercised by delivering a written notice revoking the proxy, or by subsequently filing another proxy bearing a later date, or by attending the meeting and voting in person. A written notice of revocation must be delivered to the attention of Harry He at the Company, if you hold ordinary shares, or to JPMorgan Chase Bank, N.A. (the “Depositary”), if you hold ADSs.

Record Date and Quorum

Shareholders of record at the close of business on July 9, 2009 are entitled to vote at the annual general meeting. Ordinary shares underlying ADSs are included for purposes of this determination. Shareholders are entitled to one vote for each ordinary share held. Two shareholders present in person or by proxy, or in the case of a corporation, by its duly authorized representative, and holding shares representing in the aggregate no less than one-third of the issued voting shares throughout the meeting will constitute a quorum for all purposes.

Voting by Holders of Ordinary Shares

If you properly cast your vote by executing and returning the enclosed form of proxy (and if your proxy is not subsequently revoked), your vote will be voted in accordance with your instructions. In order to be valid, the form of proxy together with a power of attorney or other authority, if any, under which it is signed, or a certified copy of such power or authority must be delivered to the principal place of the Company to the attention of Harry He, Legal Department, WuXi PharmaTech (Cayman) Inc., 288 Fute Zhong Road, Waigaoqiao Free Trade Zone, Shanghai 200131, People’s Republic of China, as soon as possible and not later than 48 hours before the time appointed for holding the annual general meeting.

The Company will pay the expenses of the preparation of proxy materials and the solicitation of proxies for the annual general meeting.

Voting by Holders of American Depositary Shares

The Depositary has advised us that it intends to mail to all owners of ADSs this proxy statement, the accompanying notice of annual general meeting and a Voting Instruction Card. If you wish the Depositary, through its Nominee or Nominees, to vote or execute a proxy to vote the ordinary shares represented by your ADSs for or against the resolutions, or any of them, to be proposed at the annual general meeting, you must execute and forward to the Depositary the Voting Instruction Card. In order to be valid, the Voting Instruction Card must be forwarded in sufficient time to reach the Depositary as soon as possible and no later than July 31, 2009. An enclosed postage paid envelope is provided for this purpose.

Directors

The names of our director nominees and continuing directors and related biographical information are set forth below.

Name	Age	Committee Memberships	Year Term Expires	Director Since
Nominees for Class B
Xuesong (Jeff) Leng	39	Compensation Committee	2009*	2008
Zhaohui Zhang	39		2009*	2005
Ning Zhao	42		2009*	2009
Class A Continuing Director
Xiaozhong Liu	45		2011	2005
Ying Han	55	Corporate Governance and Nominations Committee, Audit Committee	2011	2008
Kian Wee Seah	46	Compensation Committee, Corporate Governance and Nominations Committee, Audit Committee	2011	2005
Class C Continuing Director
Ge Li	42	Strategy Committee, Compensation Committee	2010	2004
Cuong Viet Do	43	Strategy Committee, Compensation Committee, Corporate Governance and Nominations Committee, Audit Committee	2010	2007
Stewart Hen	42	Strategy Committee, Compensation Committee	2010	2009

*	Currently up for re-election.

Xuesong (Jeff) Leng has served as a director since October 2008. Mr. Leng joined General Atlantic LLC, a global growth investor, as Managing Director in 2007. From June 1999 to September 2007, he served as a Managing Director, Vice President and Associate at Warburg Pincus. Mr. Leng holds a bachelor’s degree from the business school of Jiao Tong University in Shanghai and an MBA from the Wharton School of the University of Pennsylvania.

Zhaohui Zhang has served as our Vice President of Domestic Marketing since 2002 and as a director since 2005. Mr. Zhang is one of our founders and a core member of the senior management of our company. Mr. Zhang is responsible for business development. Prior to joining our company, Mr. Zhang worked for Jiangsu Silver Bell Group as an Assistant to the General Manager and later as a Vice President of American Silver Bell Company responsible for government procurement. Mr. Zhang received a bachelor’s degree in mechanical and electrical engineering from Jiangnan University.

Dr. Ning Zhao has served as a director since February 2009. Dr. Zhao, one of our co-founders, is currently lead advisor to our analytical services operations. She was Vice President of our analytical services department from 2004 to 2008 and also established its bioanalytical services, core analytical services and analytical development services departments. She previously worked for Wyeth as a Senior Research Scientist, for Pharmacopeia as a Group Leader for the high-throughput analysis of combinatorial libraries and for Bristol-Myers Squibb as a Site Leader in the discovery analytical sciences department. Dr. Zhao received a bachelor’s degree in chemistry from Peking University and a Ph.D. in chemistry from Columbia University. She is married to our Chairman and Chief Executive Officer Dr. Ge Li.

Xiaozhong Liu has served as our Executive Vice President since 2001 and as a director since 2005. Mr. Liu is one of our founders and a core member of the senior management of our company. Mr. Liu is responsible for our project and engineering departments. Mr. Liu received a bachelor’s degree from Peking University and an EMBA from China Europe International Business School.

Ying Han has served as a director since November 2008. From 1998 to 2006, Ms. Han worked for Asiainfo as Chief Financial Officer and Executive Vice President. Previously, she worked for 10 years for Hewlett Packard (China), where she was Chief Controller and Business Development Director. Ms. Han is currently an advisor to Warburg Pincus. She received a bachelor’s degree in accounting from Xiamen University.

Kian Wee Seah has served as a director since 2005. Mr. Seah joined UOB Venture Management Pte. Ltd. in 1997 and currently holds the position of Managing Director. He chairs the investment committees of several private equity funds that focus on growth companies in China and ASEAN. He is a Chartered Financial Analyst. Mr. Seah received a bachelor’s degree in engineering from National University of Singapore, a master’s degree from the University of California at Los Angeles and an EMBA from Tsinghua University.

Dr. Ge Li has served as our Chief Executive Officer since the Company was founded in 2000 and as Chairman since early 2004. Dr. Li is one of our founders and a core member of the senior management of our company. He is responsible for operations, strategic planning and business development. Dr. Li was one of the founding scientists of Pharmacopeia, Inc. Dr. Li received a bachelor’s degree in chemistry from Peking University and a master’s degree and a Ph.D. in organic chemistry from Columbia University.

Cuong Viet Do has served as a director since 2007. Mr. Do is currently Senior Vice President of Corporate Strategy and Business Development at Tyco Electronics. From December 2006 through April 2009, he served as the Chief Strategy Officer of Lenovo. Previously he worked for 17 years at McKinsey & Company, where he was Director and Senior Partner. Mr. Do helped build the healthcare, high tech, marketing and corporate finance practices at McKinsey. He has also advised hospitals and governments on healthcare policy. Mr. Do has a bachelor’s degree in biochemistry and economics from Dartmouth College and an MBA from the Amos Tuck School of Business Administration at Dartmouth College, where he now serves on the MBA Board.

Stewart Hen has served as a director since February 2009. He is a Managing Director at Warburg Pincus LLC, a leading global private equity firm. He focuses on investments in biotechnology and pharmaceuticals, including pharmaceutical outsourcing. Mr. Hen has more than 17 years of experience in the life sciences industry. Prior to joining Warburg Pincus LLC in 2000, he was a consultant at McKinsey & Company serving the pharmaceutical industry. From 1990 to 1994, he worked at Merck in both research and development and manufacturing. He received an MBA from the Wharton School of the University of Pennsylvania and a master’s degree in chemical engineering from the Massachusetts Institute of Technology.

Our Directors are divided into three different classes, namely Class A Directors, Class B Directors and Class C Directors. At this year’s annual general meeting, we are electing our Class B Directors.

PROPOSALS

Proposals No. 1, No. 2 and No. 3: Election of Directors

According to the Company’s Articles of Association, the terms of the Class B Directors expire at this year’s annual general meeting. The Board of Directors hereby nominates the incumbent Class B Directors, Xuesong (Jeff) Leng, Zhaohui Zhang and Ning Zhao, for re-election at the annual general meeting. Each director to be re-elected will hold office for a three year term or until such time as they are removed from office by special resolution of the shareholders or disqualification in accordance with the Company’s Articles of Association.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” EACH OF PROPOSALS 1, 2 and 3, THE ELECTION OF EACH OF THE NOMINEES NAMED ABOVE.

Proposal No. 4: Amendment to the Company’s Articles of Association

Article 82 of the Company’s Articles of Association specifies certain situations where the office of a Director shall be considered vacated. Article 82 qualifies these particular situations with the language, “in each case, only where prior Special Resolution has been obtained.” Article 82 was not meant to require a Special Resolution in order for the officer of a Director to be vacated, and this requirement appears in the Articles of Association only as the result of a drafting error.

The Board of Directors proposes that a special resolution be passed at this year’s annual general meeting to amend the current Article 82 to delete the language “in each case, only where prior Special Resolution has been obtained.”

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSAL 4, AMENDING ARTICLE 82 OF THE COMPANY’S ARTICLES OF ASSOCIATION.

OTHER MATTERS

The Company knows of no other matters to be submitted to the annual general meeting. If any other matters properly come before the annual general meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the Board of Directors may recommend.

By Order of the Board of Directors,

/s/ Ge Li
Ge Li
Chairman of the Board and Chief Executive Officer

July 9, 2009

Exhibit 99.3

WUXI PHARMATECH (CAYMAN) INC.

288 Fute Zhong Road

Waigaoqiao Free Trade Zone

Shanghai 200131, People’s Republic of China

FORM OF PROXY FOR USE BY SHAREHOLDERS OF WUXI PHARMATECH (CAYMAN) INC. (THE “COMPANY”) AT THE ANNUAL GENERAL MEETING OF THE SHAREHOLDERS (THE “MEETING”) TO BE HELD AT THE HONG KONG SKYCITY MARRIOTT HOTEL, 1 SKY CITY ROAD EAST, HONG KONG INTERNATIONAL AIRPORT, LANTAU, HONG KONG ON FRIDAY, AUGUST 7, 2009 AT 9:00 A.M.

I/We (note (1))

of

being the registered holder(s) of (note (2))

shares of par value US$0.02 each in the capital of the Company (the “Share(s)”), HEREBY APPOINT (note (3))

THE CHAIRMAN OF THE MEETING or

of

to act as my/our proxy for the Meeting to be held at the Hong Kong SkyCity Marriott Hotel, 1 Sky City Road East, Hong Kong International Airport, Lantau, Hong Kong on August 7, 2009 at 9:00 a.m. local time and at any adjournment thereof and to vote on my/our behalf as directed below.

Please indicate with an “X” in the spaces provided how you wish the proxy to vote on your behalf.

RESOLUTIONS	FOR	AGAINST
Proposal No. 1 To Re-elect Xuesong (Jeff) Leng

IT IS RESOLVED, as an Ordinary Resolution, THAT:

Xuesong (Jeff) Leng be and hereby is re-elected as a director for a three-year term.	☐	☐

Proposal No. 2 To Re-elect Zhaohui Zhang

IT IS RESOLVED, as an Ordinary Resolution, THAT:

Zhaohui Zhang be and hereby is re-elected as a director for a three-year term.	☐	☐

Proposal No. 3 To Re-elect Ning Zhao

IT IS RESOLVED, as an Ordinary Resolution, THAT:

Ning Zhao be and hereby is re-elected as a director for a three-year term.	☐	☐

Proposal No. 4 to Amend Article 82

IT IS RESOLVED, as a Special Resolution, THAT:

the current Article 82 of the Articles of Association be amended such that the language “in each case, only where prior Special Resolution has been obtained.” be deleted from such Article.	☐	☐

I/we also hereby authorize/do not authorize (circle one) my/our said proxy to vote for me/us on my/our behalf in respect of any other resolutions and/or amended resolutions in his absolute discretion at the annual general meeting, or at any adjournment thereof. day of Dated this day of 2009.

Shareholder’s Signature:	(note (4))

Notes:

(1)	Full name(s) and address(es) to be inserted in BLOCK CAPITAL LETTERS. In the case of joint holders of a share, any one of such persons may vote at the Meeting, either personally or by proxy, in respect of such share as if he or she was solely entitled thereto, but if more than one such joint holder is present at the Meeting, personally or by proxy, that one of the said persons so present whose name stands first on the Register of Members of the Company in respect of such shares shall alone be entitled to vote in respect thereof.

(2)	Please insert the number of shares registered in your name(s). If no number is inserted, this form of proxy will be deemed to relate to all the Shares registered in your name(s).

(3)	A proxy need not be a member of the Company, but must attend the Meeting to represent you. If a proxy other than the Chairman of the Meeting is preferred, strike out THE CHAIRMAN OF THE MEETING and insert the name and address of the proxy desired in the space provided.

(4)	This form of proxy must be signed by the appointor, or his attorney duly authorized, in writing, of if such appointor is a corporation, either under its common seal, or under the hand of an officer, attorney or other person duly authorized to sign the same.

(5)	If this form is returned duly signed but without a specific direction, the proxy will vote or abstain at his discretion. The proxy will also be entitled to vote at his discretion on any resolution properly put to the Meeting other than those referred to in the notice convening the Meeting.

(6)	Any alterations made to this form must be initialed by the person who signs it.

(7)	In order to be valid, this form of proxy together with a power of attorney or other authority, if any, under which it is signed, or a certified copy of such power or authority must be delivered to the principal place of business of the Company to the attention of Harry He, Legal Department, WuXi PharmaTech (Cayman) Inc., 288 Fute Zhong Road, Waigaoqiao Free Trade Zone, Shanghai, 200131, People’s Republic of China, not later than 48 hours before the time appointed for holding the Meeting or any adjourned meeting.